PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec to shut down indefinitely its Smooth Rock Falls, Ontario pulp mill

Temiscaming, Quebec, April 24, 2006 – Tembec today announced that its market pulp mill located in Smooth Rock Falls, Ontario will be idled indefinitely, effective July 31, 2006. The Smooth Rock Falls mill produces 200,000 tonnes of Northern Bleached Softwood Kraft (NBSK) pulp annually. The idling will affect approximately 230 employees.

A number of factors have combined to make this decision necessary. Key among these were the high value of the Canadian dollar and the high manufacturing costs at this site relative to global competition. “The combined effect of these factors created a situation that could not be sustained. While there has been some progress over the past two years relative to reducing the delivered cost of fibre, the overall financial performance of the Smooth Rock Falls mill has been unacceptable,” said Terrence P. Kavanagh, Executive Vice President and Chief Operating Officer.

“Decisions of this nature are never easy to make, and Tembec regrets the impact of today’s announcement on employees, their families and the Smooth Rock Falls community,” concluded Mr. Kavanagh.

This decision is consistent with the recovery plan that was announced previously by Tembec President and CEO, James Lopez. Margin improvement at all manufacturing locations is central to this plan, and the Company had indicated that, where no long term solutions could be identified and implemented to achieve this goal, necessary action would be taken.

During a series of meetings held today, the Smooth Rock Falls employees and union representatives were informed of the Company’s decision. The employees had the opportunity to ask questions and discuss the situation with mill management. Tembec indicated that it will monitor market, operating and financial factors to determine when or if a future resumption of operations is possible.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, those identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	Pierre Brien
Vice President, Communications and Public Affairs
Tel.: (819) 627-4387